SOCIAL GAME MEDIA, INC.

**FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2019
TOGETHER WITH THE INDEPENDENT
ACCOUNTANTS' REVIEW REPORT**

DMR & Co., C.P.A.'s – P.S.C.

Certified Public Accountants and Business Advisors

#125 De Diego Avenue, Urb. San Francisco, San Juan, P.R. 00927 Tel. (787) 622-0020 / Fax. (787) 759-6756

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
and Stockholders' of:
Social Game Media, Inc
San Juan, Puerto Rico

We have reviewed the accompanying financial statements of Social Game Media, Inc. (a corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

San Juan, Puerto Rico
June 15, 2021



Stamp No. E 430913 of the
Puerto Rico Society of C.P.A.'s
was affixed to the original.

SOCIAL GAME MEDIA, INC.

BALANCE SHEET
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS:

Cash (Note 2)	$	42,318
Account receivable		324,785
Prepaid expenses		104,178
Total current assets		471,281
OTHER ASSETS		15,365
TOTAL ASSETS	$	486,646

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	41,755
Total current liabilities		41,755

STOCKHOLDER'S EQUITY:

Retained earnings		444,891
Total stockholders' equity		444,891
TOTAL	$	486,646

See independent accountant's review report and accompanying notes to financial statements.

SOCIAL GAME MEDIA, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

SERVICE INCOME	$	2,432,848
SERVICE COST		559,229
GROSS SERVICE		1,873,619
GENERAL, SELLING AND ADMINISTRATIVE EXPENSES		153,935
INCOME BEFORE TAXES		1,719,684
INCOME TAX EXPENSE		69,214
NET INCOME	$	1,650,470

See independent accountant's review report and accompanying notes to financial statements.

SOCIAL GAME MEDIA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2019

	COMMON STOCK	RETAINED EARNINGS	TOTAL
Balance January 1, 2019	$ -	$ 654,421	$ 654,421
Dividends		(1,860,000)	(1,860,000)
Net income	-	1,650,470	1,650,470
Balance December 31, 2019	$ -	$ 444,891	$ 444,891

See independent accountant's review report and accompanying notes to financial statements.

SOCIAL GAME MEDIA, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 1,650,470
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase and decrease in:	
Accounts receivable	290,903
Other assets	(11,636)
Prepaid expenses	(102,950)
Accounts payable and accrued expenses	4,260
Net cash provided by operating activities	1,831,047

CASH FLOWS FROM FINANCING ACTIVITIES:

Dividends paid	(1,860,000)
Net cash used in financing activities	(1,860,000)

NET DECREASE IN CASH	(28,953)
CASH BALANCE, beginning of year	71,271
CASH BALANCE, end of year	$ 42,318

See independent accountant's review report and accompanying notes to financial statements.

SOCIAL GAME MEDIA, INC.

(See the accompanying Independent Accountant's Review Report)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Social Game Media, Inc. is a corporation organized under the laws and regulations of the Commonwealth of Puerto Rico. The company is engaged in online advertising and technology services.

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America, and, as such, include amounts based on judgments, estimates, and assumptions made by management that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Following is a description of the more significant accounting policies followed by the Company:

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue/Expense Recognition- Revenues are recognized when services are rendered to customers. Expenses are recognized when incurred.

Cash and equivalents – Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

Accounting for income taxes - The Company accounts for income taxes following the provisions of Statement of Financial Accounting Standards No. 109 – "Accounting for Income Taxes". This Statement requires an asset and liability approach for financial accounting and reporting for income taxes and permits the recognition of the future tax benefit of net operating losses in certain circumstances.

2. CASH IN BANK

Cash in bank as of December 31, 2019 consists of:

Commercial bank account with financial institution	$	42,268
Commercial bank account with financial institution		50
Total	$	42,318

3. INCOME TAXES

The Company operations are covered by a tax exemption grant issued under the Act 20 Incentives Program (Export Services). Under the Tax Grant, the company is subject to a flat tax rate 4% on its net income from the service export operations. The operations covered by the grant are also entitled to a 90% exemption from property taxes, and a 60% exemption from municipal license taxes.

The exemption period is for a 20 years period, commencing on 2014. The tax grant requires the company to achieve an employment level of 3 within 12 months. As of today, the company is in compliance with this and all requirements of its tax exemption grant.

4. SUBSEQUENT EVENTS

The Company follows the provisions of FASB ASC 855 "Subsequent Events", which establishes general standards to be applied in accounting for, and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued or available to be issued. This standard introduces the concept of "financial statements available to be issued" which are financial statements that are complete in form and format, that complies with generally accepted accounting principles (GAAP) and have obtained all approvals required for issuance.

FASB ASC 855 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for the date, whether it is the date the consolidated financial statements were issued or were available to be issued. This topic should be applied to the accounting and disclosure of subsequent events not addressed on other applicable GAAP.

Company's management evaluated subsequent events until June 15, 2021, date in which the financial statements are available to be issued.

On May, 2020, Social Game Media, Inc., received loan proceeds in the amount of approximately $15,625 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business.

The loans and accrued interest are forgivable after twenty four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty four-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company submitted the application of forgiveness of the loan on February of 2021. As of the date of the Accountants' report, the Company has not received a formal letter of forgiveness from the bank. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, we cannot assure you that we will not take actions that could cause the Company to be ineligible for forgiveness of the loan, in whole or in part.

On January 2021, the Company applied and was approved the second round of the Paycheck Protection Program ("PPP"). The loan proceeds are in the amount of $15,625. The Company intends to use the proceeds for purposes consistent with the PPP and expect full forgiveness of the loan.